Exhibit 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges
Consolidated
(Thousands of Dollars)

	Years Ended December 31
	2017	2016	2015	2014	2013
Fixed charges, as defined:
Interest charges	$96,067	$86,897	$80,613	$74,025	$73,772
Amortization of debt expense and premium - net	3,167	3,391	3,415	3,635	3,813
Interest portion of rentals	1,160	1,324	1,287	1,187	1,146

Total fixed charges	$100,394	$91,612	$85,315	$78,847	$78,731

Earnings, as defined:
Pre-tax income from continuing operations	$198,690	$215,402	$185,619	$192,106	$162,347
Add (deduct):
Capitalized interest	(3,310)	(2,651)	(3,546)	(3,924)	(3,676)
Total fixed charges above	100,394	91,612	85,315	78,847	78,731

Total earnings	$295,774	$304,363	$267,388	$267,029	$237,402

Ratio of earnings to fixed charges	2.95	3.32	3.13	3.39	3.02